SNIPP INTERACTIVE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Snipp Interactive Inc. (the "Corporation") will be held at 1605 Connecticut Ave NW, 4th Floor, Washington, DC 20009, on Tuesday, the 31st day of May, 2016, at 10:00 am. (Eastern time) for the following purposes:

(a)

to receive the audited financial statements of the Corporation for the years ended December 31, 2015 and 2014, together with the report of the auditor thereon;

(b)

to fix the number of directors at seven;

(c)

to elect directors for the ensuing year;

(d)

to appoint the auditor of the Corporation for the ensuing year and authorize the directors to fix its remuneration;

(e)

to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in the accompanying management information circular of the Corporation dated April 27, 2016 (the "Circular")) approving the amended fixed number stock option plan of the Corporation (the "2015 Option Plan"), substantially in the form attached as Schedule "A" to the Circular, as required by the TSX Venture Exchange (the "Exchange"), and as more particularly described in the Circular;

(f)

to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in the Circular) ratifying and approving the grant of certain contingent stock options to purchase common shares of the Corporation under the 2015 Option Plan, as required by the Exchange, and as more particularly described in the Circular;

(g)

to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in the Circular) ratifying and approving the removal of 2,188,688 consideration warrants from the calculation of the 20% limit of the Corporation's 2015 Stock Option Plan, as required by the Exchange, and as more particularly described in the Circular; and

(h)

to transact such further or other business as may properly come before the said Meeting or any adjournment or adjournments thereof.

A copy of the Circular, a form of proxy, and a return envelope accompany this Notice of Meeting. A copy of the audited financial statements of the Corporation for the years ended December 31, 2015 and 2014 together with the report of the auditor thereon, will be available for review at the Meeting and are available to the public on the SEDAR website at www.sedar.com.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is April 26, 2016 (the "Record Date"). Shareholders whose names have been entered on the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, or if by facsimile at 1 (888) 453-0330, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy must be in writing and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The individuals named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than such individuals, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

DATED this 27th day of April, 2016.

BY ORDER OF THE BOARD

"Ram Ramkumar"

Ram Ramkumar, Chairman